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                              [Perrigo Letterhead]




                                 April 11, 2008



VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, DC 20549-6010
Attn:  Mr. Jeffrey Riedler

         RE:  PERRIGO COMPANY
              FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2007
              FILED AUGUST 23, 2007
              FILE NO. 000-19725

Dear Mr. Riedler:

         This letter sets forth the response of Perrigo Company ("we" or "our") to the comment on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated April 8, 2008.

         The Staff's comment is restated below in bold type and is followed by our response.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2007

ITEM 1. BUSINESS

COLLABORATION AGREEMENT, PAGE 6

     1. WE NOTE YOUR RESPONSE TO COMMENT 2. PLEASE CONFIRM YOU WILL INCLUDE THE INFORMATION INCLUDED IN YOUR RESPONSE LETTER RELATING TO THE IDENTITY OF THE PARTIES, THE PRODUCTS, AND THE PAYMENT INFORMATION OF YOUR COLLABORATION AGREEMENT WITH CEPHALON INC. IN YOUR NEXT FORM 10-K.

         We hereby confirm that we will include the information included in our response letter relating to the identity of the parties, the products, and the payment information of our Collaboration Agreement with Cephalon Inc. in our next Form 10-K.

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Securities and Exchange Commission
April 11, 2008
Page 2


                                    * * * * *

         In connection with this response, we acknowledge the following:

              - The company is responsible for the adequacy and accuracy of the disclosure in the filings;

              - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

              - The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at
(269) 686-1941 or via e-mail at tkingma@perrigo.com.


                                       Very truly yours,



                                       Todd W. Kingma
                                       Executive Vice President, General Counsel and Secretary